TRUEYOU.COM, INC.
                          750 Third Avenue, Suite 1600
                               New York, NY 10017

                        INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(f) OF THE SECURITIES EXCHANGE
                      ACT OF 1934 AND RULE 14f-1 THEREUNDER

                                  INTRODUCTION

      This Information Statement is being mailed on or about November 28, 2005 to the holders of record at the close of business on November 21, 2005 (the "Record Date") of common stock, par value $0.001 per share ("Common Stock"), and Series A Convertible Preferred Stock, par value $0.001 per share ("Series A Preferred Stock") of Trueyou.com, Inc., a Delaware corporation ("the Company"), in connection with the change of control and composition of the Board of Directors of the Company as contemplated by the terms of a nonbinding letter of intent, dated as of September 7, 2005 (the "Letter of Intent"), by and between the Company and Advanced Aesthetics, Inc. ("AAI"). The transactions contemplated by the Letter of Intent are expected to be consummated in December 2005.

      This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's securityholders.

   WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY'S
     SECURITYHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

                                CHANGE OF CONTROL

      On September 7, 2005, the Company signed a Letter of Intent with AAI. The Company expects that it will enter into a share exchange agreement (the "Share Exchange Agreement") in order to effectuate the Letter of Intent. Pursuant to such Share Exchange Agreement, the Company expects to acquire all of the issued and outstanding shares of AAI in exchange for: (i) newly issued shares of the Company's Series B Preferred Stock, each of which would be convertible into 10,000 shares of the Company's Common Stock, (ii) newly issued shares of the Company's Series C Preferred Stock, each of which would be convertible into 10,000 shares of the Company's Common Stock, and (iii) newly issued warrants to purchase shares of the Company's Series B Preferred Stock (the "New Warrants"). The New Preferred Stock and New Warrants would be convertible and exercisable, as applicable, into an aggregate of 424,895,610 shares of Common Stock, representing in the aggregate approximately 96.6% of the issued and outstanding equity interest and voting rights of the Company on an as-converted basis. As of the Record Date, the Company had approximately 12,970,518 shares of Common Stock and 2,000 shares of Series A Preferred Stock, each of which is convertible into 1,000 shares of Common Stock, issued and outstanding. Holders of shares of Common Stock are entitled to one vote per share on all matters for which the securityholders are entitled to vote. Each share of Series A Convertible Preferred is entitled to 1,000 votes. The signing of the Share Exchange Agreement and the consummation of the transactions contemplated thereby will result in a change of control of the Company.

      It is anticipated that the signing and the closing of the transactions contemplated by the Share Exchange Agreement (the "Closing") will happen simultaneously. At the Closing, the Company expects its current board of directors to resign and to be replaced by Messrs. Richard Rakowski, John Higgins, Andrew Lipman, Stephen Coltrin, Daniel Piette, Phillippe Franchet and Ms. Jane Terker as new members of the Board of Directors of the Company. The
Company also expects that at the Closing all of its current officers and executive officers will resign and be replaced by the existing officers of AAI to their equivalent positions at the Company.

      On September 13, 2005, AAI entered into an Escrow Agreement (the "Escrow Agreement") with North Sound Capital LLC ("North Sound") and Wiggin and Dana LLP, as escrow agent (the "Escrow Agent"), pursuant to which affiliates of North Sound (the "Purchasers") deposited with the Escrow Agent $15,000,000 for the purpose of investing such funds in a public company with whom AAI effects a transaction acceptable to North Sound. Pursuant to the Escrow Agreement, following (i) the Closing and (ii) the timely filing by the Company with the Securities and Exchange Commission of the financial statements and pro forma financial information required under Item 9.01 of Form 8-K with respect to AAI, the Company or AAI, as applicable, and the Purchasers will work together in good faith to negotiate and enter into definitive transaction documents and consummate the proposed financing upon terms and conditions satisfactory to them (the "North Sound Financing").

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information with respect to the proposed beneficial ownership of the Company's equity securities immediately before and after the Closing by:

      o each securityholder known by the Company to be the beneficial owner of more than 5% of the Company's outstanding securities prior to or immediately after the Closing and assuming the closing of the North Sound financing;

      o each current director and each person that will become a director following the Closing;

      o each of the named executive officers of the Company listed in the table under the caption "Executive Compensation";

      o     all current directors and executive officers as a group; and

      o all directors and executive officers as a group following the Closing.

      Unless otherwise specified, the address of each of the persons set forth below is in care of Advanced Aesthetics, Inc., 501 Madison Avenue, Suite 407, New York, New York 10022.

      Beneficial ownership is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. For purposes of this table: (i) shares subject to stock options, warrants or convertible securities are considered beneficially owned only to the extent currently exercisable or exercisable within 60 days after December 8, 2005, (ii) the outstanding warrants to purchase capital stock of the Company, the outstanding shares of Series B Preferred Stock and the outstanding shares of Series C Preferred Stock are deemed exercisable within 60 days after December 8, 2005 and (iii) the shares underlying outstanding warrants to purchase capital stock of the Company, outstanding shares of Series B Preferred Stock and outstanding shares of Series C Preferred Stock are deemed to be outstanding for the purpose of computing the percentage of the underlying shares of Common Stock by any other person.

                                       Before Closing of the Share    After Closing of the Share           Assuming Closing of the
                                          Exchange Agreement (1)        Exchange Agreement (2)             North Sound Financing (3)
                                          ----------------------        ----------------------             -------------------------
                                    Amount and Nature               Amount and Nature                 Amount and Nature
Name and Address of                 of Beneficial    Percent of     of Beneficial      Percent of         Beneficial    Percent of
Beneficial Owner                      Ownership     Common Stock       Ownership      Common Stock         Ownership    Common Stock
-------------------                   ---------     ------------       ---------      ------------         ---------    ------------

Alan Gelband
c/o Trueyou.com, Inc.
750 Third Avenue, Suite 600
New York, NY  10017                   9,942,860 (4)     66.4%          9,942,860 (4)        2.41%          9,942,860 (4)       1.96%

Mark Bieler
2 Black Walnut Road
Scarsdale, NY 10583                   1,200,000 (5)      8.0%          1,200,000 (5)            *          1,200,000 (5)           *

Eric Ryan
7 Whitman Drive
Chatham, NJ  07928                          846,567     5.65%                846,567            *                846,567           *

Seapine Investments, LLC
c/o Kidd & Company, LLC
10 Glenville Street
Greenwich, CT 06831                               0        0%      93,318,095 (6)(7)       22.63%      93,318,095 (6)(7)      18.40%

Kidd & Company, LLC
10 Glenville Street
Greenwich, CT 06831                               0        0%      35,711,976 (7)(8)       8.666%      35,711,976 (7)(8)       7.04%

L Capital
c/o L Capital Management SAS
22, avenue Montaigne
75008 Paris
France                                            0        0%        117,217,855 (9)       28.43%        117,217,855 (9)      23.11%

Edward R. Mandell, Trustee
c/o Troutman Sanders LLP
405 Lexington Avenue
New York, NY 10174                                0        0%     19,795,056 (7)(10)        4.80%     19,795,056 (7)(10)       3.90%

Affiliates of Pequot Capital
500 Nayala Farm Road
Westport, CT  06880                               0        0%         85,986,056(11)       20.85%        85,986,056 (11)      16.96%

Affiliates of North Sound Capital
c/o North Sound Capital
20 Horseneck Lane
Greenwich, CT  06830                              0        0%                      0            0        94,795,125 (12)      18.69%

Andrew Lipman                                     0        0%     7,080,482 (7) (13)        1.72%     7,080,482 (7) (13)       1.40%

Richard Rakowski                                  0        0%     2,125,210 (7) (14)            *      2,125,210(7) (14)           *

Stephen Coltrin                                   0        0%                      0           0%                      0          0%

Daniel Piette (15)
c/o L Capital Management SAS
22, avenue Montaigne
75008 Paris
France                                            0        0%            117,217,855       28.43%            117,217,855      23.11%

                                       Before Closing of the Share    After Closing of the Share           Assuming Closing of the
                                          Exchange Agreement (1)        Exchange Agreement (2)             North Sound Financing (3)
                                          ----------------------        ----------------------             -------------------------
                                    Amount and Nature               Amount and Nature                 Amount and Nature
Name and Address of                 of Beneficial    Percent of     of Beneficial      Percent of         Beneficial    Percent of
Beneficial Owner                      Ownership     Common Stock       Ownership      Common Stock         Ownership    Common Stock
-------------------                   ---------     ------------       ---------      ------------         ---------    ------------
Philippe Franchet (16)
c/o L Capital Management SAS
22, avenue Montaigne
75008 Paris
France                                            0        0%            117,217,855       28.43%            117,217,855      23.11%

John Higgins                                      0        0%                      0           0%                      0          0%

Jane Terker                                       0        0%                      0           0%                      0          0%

Susan Riley                                       0        0%                      0           0%                      0          0%

Carolyn Aversano                                  0        0%                      0           0%                      0          0%

Directors and Officers
as a Group (17)                          11,142,860     74.4%            126,423,547       30.66%            126,423,547      24.93%

----------

*     Less than 1%

(1) Based on 12,970,518 shares of the Company's Common Stock and 2,000 shares of the Company's Series A Preferred Stock, which are convertible into 2,000,000 shares the Company's Common Stock, issued and outstanding on December 7, 2005.

(2) Assumes the closing of the Share Exchange Agreement on December 8, 2005. Based on 14,970,518 shares of the Company's Common Stock, 28,395.7016 shares of the Company's Series B Preferred Stock, which are convertible into 283,957,016 shares of the Company's Common Stock, and 8,727.5432 shares of the Company's Series C Preferred Stock, which are convertible into 87,275,432 shares of the Company's Common Stock.

(3) Assumes the closing of the Share Exchange Agreement on December 8, 2005 and closing of the North Sound Financing. Based on 14,970,518 shares of the Company's Common Stock, 35,687.6343 shares of the Company's Series B Preferred Stock, which are convertible into 356,876,343 shares of the Company's Common Stock, and 8,727.5432 shares of the Company's Series C Preferred Stock, which are convertible into 87,275,432 shares of the Company's Common Stock.

(4) Based on a Schedule 13D filed by Mr. Gelband on April 26, 2005, consists of (i) 6,400,200 shares of the Company's Common Stock held directly by Mr. Gelband, (ii) 20,000 shares of the Company's Common Stock held by Mr. Gelband in trust for his son Aaron Gelband, (iii) 20,000 shares of the Company's Common Stock held in trust for his son Alex Gelband, (iv) 1,000 shares of the Series A Preferred Stock, which are convertible into 1,000,000 shares of the Company's Common Stock and (v) 2,502,660 shares of the Company's Common Stock owned by Alan Gelband Company Defined
      Contribution Pension Plan and Trust of which Alan Gelband is the beneficiary.

(5) Consists of (i) 200,000 shares of the Company's Common Stock issued and outstanding and (ii) 1,000 shares of the Company's Series A Preferred Stock, which are convertible into 1,000,000 shares of the Company's Common Stock.

(6) Consists of (i) 8,997.4355 shares of the Company's Series B Preferred Stock issued and outstanding, which are convertible into 89,974,355 shares of the Company's Common Stock, and (ii) 334.374 shares of the Company's Series B Preferred Stock into which a warrant is currently exercisable. Carla Kidd, as the sole Manager of Seapine Investments, LLC, has voting power with respect to these shares. Carla Kidd and William J. Kidd, her spouse, are the owners of Kidd & Company, LLC ("KCO"). Does not include
      (i) shares of the Company's Series B Preferred Stock held in trusts for the benefit of the children of Carla and William Kidd and (ii) shares of the Company's Series B Preferred Stock beneficially owned by Richard Rakowski and Andrew Lipman who are principals of KCO and directors and officers of AAI. Includes shares of the Company's Series B Preferred Stock held of record by Seapine, which are subject to purchase by Mr. Rakowski, Mr. Lipman and other affiliates of KCO based upon the occurrence of certain contingent events.

(7) Some of the shares of the Company's Series B Preferred Stock beneficially owned by the securityholder will be subject to certain rights in favor of L Capital, pursuant to an Amended and Restated Share Transfer Agreement among the Company, L Capital and certain other securityholders signatory thereto to be entered into at the closing of the Share Purchase Agreement.

(8) Consists of 3,571.1976 shares of the Company's Series B Preferred Stock issued and outstanding, which are convertible into 35,711,976 shares of the Company's Common Stock.

(9) Consists of 11,721.7855 shares of the Company's Series B Preferred Stock issued and outstanding, which are convertible into 117,217,855 shares of the Company's Common Stock.

(10) Consists of (i) 1,908.5769 shares of the Company's Series B Preferred Stock issued and outstanding, which are convertible into 19,085,769 shares of the Company's Common Stock; and (ii) 70.9287 shares of the Company's Series B Preferred Stock into which warrants are currently exercisable. These shares are beneficially owned by several trusts for the benefit of the children of Carla and William Kidd. As trustee, Mr. Mandell has voting power with respect to these shares.

(11) Consists of (i) 6,654.0902 shares of the Company's Series C Preferred Stock issued and outstanding, which are convertible into 66,540,902 shares of the Company's Common Stock, and (ii) 1,944.5154 shares of the Company's Series C Preferred Stock into which warrants are concurrently exercisable.

(12) Consists of (i) 7,291.9327 shares of the Company's Series B Preferred Stock issued and outstanding, which are convertible into 72,919,327 shares of the Company's Common Stock, and (ii) 2,187.5798 shares of the Company's Series B Preferred Stock into which a warrant is currently exercisable.

(13) Consists of (i) 618.5734 shares of the Company's Series B Preferred Stock owned by the Lipman Family Limited Partnership, which are convertible into 6,185,734 shares of the Company's Common Stock, (ii) 64.1050 shares of the Company's Series B Preferred Stock owned by Andrew Lipman, which are convertible into 641,050 shares of the Company's Common Stock, and (iii)
      25.3698 shares of the Company's Series B Preferred Stock into which a warrant is currently exercisable. Does not include 253,698 shares of the Company's Series B Preferred Stock, which Mr. Lipman has the right to purchase from Seapine Investments based upon the occurrence of certain contingent events.

(14) Consists of (i) 204.9058 shares of the Company's Series B Preferred Stock issued and outstanding, which are convertible into 2,049,058 shares of the Company's Common Stock, and (ii) 7.6152 shares of the Company's Series B Preferred Stock into which a warrant is currently exercisable. Does not include 76,152 shares of the Company's Series B Preferred Stock which Mr. Rakowski has the right to purchase from Seapine based upon the occurrence of certain contingent events relating to the Company.

(15) Mr. Piette, an executive of L Capital, may be deemed to beneficially own the shares of the Company's Series B Preferred Stock owned by L Capital.

(16) Mr. Franchet, an executive of L Capital, may be deemed to beneficially own the shares of the Company's Series B Preferred Stock owned by L Capital.

(17) Consists of 2 persons prior to the closing of the Share Exchange Agreement and 8 persons thereafter.

                        CHANGES TO THE BOARD OF DIRECTORS

      At Closing, it is anticipated that Alan Gelband, the Company's Chief Executive Officer and Treasurer and a director and Mark Bieler, the Company's only other director, will each submit letters of resignation from the Board of Directors and, in the case of Mr. Gelband, from all of the offices that he holds with the Company. At such time, the Board of Directors will adopt resolutions electing each of Messrs. Richard Rakowski, John Higgins, Andrew Lipman, Stephen Coltrin, Daniel Piette, Phillippe Franchet and Ms. Jane Terker as new members of the Board of Directors of the Company, effective as of the Closing.

      To the best of the Company's knowledge, except as set forth below, none of the incoming directors is currently a director of, or holds any position with the Company or has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company's knowledge, none of the designees has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

                        DIRECTORS AND EXECUTIVE OFFICERS

      The Board of Directors currently consists of two directors who have been elected to serve until the next annual meeting of securityholders and until their respective successors are duly elected and qualified or until their earlier resignation or removal. At Closing, it is anticipated that these two directors will resign and the current board of directors of AAI will be appointed to the Company's board of directors. Upon election of the new members of the Board of Directors, the Company anticipates that the Board of Directors will appoint new executive officers as listed below.

            The names of the current officers and directors of the Company and the incoming directors and incoming officers, as well as certain information about them are set forth below:

Name                     Age    Position(s) with the Company
----                     ---    ----------------------------
Alan Gelband             61     Chairman of the Board (1), Chief Executive
                                Officer (2), Treasurer (2)
Mark Bieler              60     Director(1)
Richard Rakowski         53     Chairman of the Board (3), Chief Executive
                                Officer (4)
John Higgins             45     Director (3), President (4)
Andrew D. Lipman         38     Director (3), Vice President (4),  Secretary (4)
Jane Terker              52     Director (3), President of Cosmedicine (4),
                                [Chief Marketing Officer (4)]
Susan Riley              47     Executive Vice President (4), Chief Financial
                                Officer (4)
Carolyn Aversano         36     Executive Vice President of Marketing, Retail
                                and Education (4)
Stephen Coltrin          59     Director (3)
Daniel Piette            59     Director (3)
Philippe Franchet        39     Director (3)

----------
(1)   Current director.

(2)   Current officer.

(3)   Incoming director, effective at Closing.

(4)   Incoming officer, effective at Closing.

      Alan Gelband has served as Chairman of the Board of Directors, Chief Executive Officer and Treasurer of the Company since its inception. In addition to his positions with the Company, Mr. Gelband is currently (and has been since
1983) the President and founder of Alan Gelband Company, an investment banking firm. He also has been an angel investor in several startup companies and mergers and acquisitions. He has served as the President of the Association for Corporate Growth International. Mr. Gelband is also the Founder and President of Gelband & Co., a member of the NASD since 1993.

      Mark Bieler has been a director of the Company since 2000. During the past 5 years Mr. Bieler has served as President of Mark Bieler Associates, Inc., a consulting firm advising top management of private and public sector organizations on strategic human resources and organization development issues.

      Richard Rakowski will become the Chairman of the Board of Directors and Chief Executive Officer of the Company at Closing. He has been the Chairman of the Board of AAI since its formation in July 2003. He is also a principal of Kidd & Company, LLC ("KCO") since March 2002. Prior to joining KCO, Richard Rakowski's diverse 26-year career spanned manufacturing, consulting, business development, marketing, entrepreneurship and the Presidency of American Healthways, Inc. (NASDAQ: AMHC) from June 2001 to March 2002. From 1992 until June 2001, Mr. Rakowski was a founder of New Paradigm Ventures, a consulting and investment firm in the health-care and food industry market. He was also a partner at Marketing Corporation of America. Mr. Rakowski's background also includes process control consulting work for Fortune 500 Companies in the U.S. and abroad. He holds a BA from City University of New York.

      John Higgins will become the President of the Company at Closing and has been the President of AAI since February 2005. Mr. Higgins is a seasoned operating executive with over 20 years of professional experience. Prior to joining AAI, Mr. Higgins was from April 2001 to January 2005 first the Chief Operating Officer and then the Chief Executive Officer of Spencer Trask & Co., a venture capital firm. At Spencer Trask he was responsible for the operating performance of the firm, with an emphasis on the due diligence process for potential investments as well as the creation and implementation of strategic initiatives for the portfolio companies. Additionally, Mr. Higgins has held several senior operating positions including Chief Executive Officer of Priceline Perfect Yardsale from January 2000 to March 2001, Chief Operating Officer for the international division of the Home Shopping Network, and Executive Vice President of Customer Services for Victoria's Secret Catalogue. Earlier in his career, Mr. Higgins held various sales and operating roles at Northwest Airlines, Chase Manhattan Bank, Dreyfus Service Corporation, and the Bank of New York.

      Andrew D. Lipman will become the Vice President and a director of the Company at Closing. Prior to joining the Company, Mr. Lipman was the Vice President and a director of AAI. He is also a principal and one of the founders of KCO. Prior to co-founding KCO in 1996, Mr. Lipman served as a Vice President of the firm's predecessor, Kidd, Kamm & Company. Earlier in his career, Mr. Lipman was a management and strategic consultant with The George Group and Andersen Consulting. He holds a BS in Electrical Engineering from Union College.

      Jane Terker will  become  President  of  Cosmedicine  and Chief  Marketing
Officer and director of the Company at Closing and has been President of Cosmedicine and Chief Marketing Officer and director of AAI since January 2005. Ms. Terker has over 30 years experience as a management executive and business builder. Immediately prior to joining AAI, Ms. Terker co-founded and served from December 2001 to July 2004 as President and Chief Operating Officer of Cradle Holdings, Inc., a company created to acquire and reposition prestige beauty brands for maximum growth and profitability. From May 1992 to March 1998 Ms. Terker also founded, developed and served as President of the Donna Karan Beauty Company. Ms. Terker also founded and ran JTP Associates from March 1998 to November 2001, which was a product consulting company with clients including J Crew, MD Skincare, Linda Cantello Beauty, CCSI, inshop.com and Kiss My Face. Earlier in her career, Ms. Terker held various marketing and retail executive roles at Esmark, L'Oreal and Glemby International. She holds a BA, magna cum laude, from New York University and also attended Columbia University 's Executive Education Program.

      Susan Riley will  become  Executive  Vice  president  and Chief  Financial
Officer of the Company at Closing and has been Executive Vice president and Chief Financial Officer of AAI since July 2005. Ms. Riley has 18 years of experience as a finance and management executive. In addition to her position with the Company, Ms. Riley currently serves as a member of the Board of Directors of PJM Interconnection and as a member of the Audit and Technology Committees. Immediately prior to joining AAI, Ms. Riley was the Chief Financial Officer and Senior Vice President of Abercrombie and Fitch from February 2004 to April 2005. Prior thereto, Ms. Riley held the position of Chief Financial Officer at The Mount Sinai Medical Center in New York from August 2002 to November 2003. She was Vice President and Treasurer of Colgate Palmolive from January 2001 to August 2002 and Senior Vice President and Chief Financial Officer of The Dial Corporation from August 1997 to August 2000. Ms. Riley holds a BA from The Rochester Institute of Technology and an MBA from Pace University.

      Carolyn Aversano will become Executive Vice President of Marketing, Merchandising, and Education of the Company at Closing and has been Executive Vice President of Marketing, Merchandising, and Education of AAI since June 2004. Prior to joining AAI, Ms. Aversano worked for Sephora as a Strategic
Development Consultant from July 2004 to June 2005. From July 1999 to April 2003, Ms. Aversano was a member of the startup team for beauty retailer
Gloss.com, which was acquired by the Estee Lauder Companies in 2000. At Estee Lauder Companies she oversaw the e-commerce businesses of the various Lauder Companies' brands including Estee Lauder, Origins, Prescriptives, Stila, La Mer, Jo Malone and Kate Spade. Ms. Aversano holds a BS degree in marketing from New York University. Stephen Coltrin will become a member of the Board of Directors of the Company at Closing. He is currently a member of AAI's Board of Directors. Mr. Coltrin founded Coltrin & Associates, Inc. in 1982. In addition to serving as a member of AAI's Board of Directors, Mr. Coltrin currently serves as a Vice Chairman on the Board of Directors for the International Radio and Television Society Foundation, on the National Advisory Board of America's Freedom Festival at Provo, and on the Advisory and Advancement Council of the Utah State
University Journalism & Communication Department. Mr. Coltrin received a BS in psychology from Brigham Young University.

      Daniel Piette will become a member of the Board of Directors of the Company at Closing. He is currently a member of AAI's Board of Directors. Mr. Piette co-founded L Capital in June 2001 and serves both as the President of L Capital Management and as a member of the Supervisory Committee of the L Capital Fund. Additionally, he is a member of LVMH Group's Executive Committee. He is also co-founder, Chairman and CEO of LV Capital. Mr. Piette joined LVMH in 1990 as Group Executive Vice President. Mr. Piette started his career focus in the fashion luxury sector as the Brand Operating Officer for the DMC Group. Earlier in his career, Mr. Piette held the post of Executive Vice President of Manurhin. He was also a manager at the Bosch Company and a consultant at Arthur D. Little. Mr. Piette graduated from ESSEC in Paris and also holds an MBA from Columbia Business School.

      Philippe Franchet will become a member of the Board of Directors of the Company at Closing. He is currently a member of AAI's Board of Directors. Mr. Franchet joined L Capital in September 2001 as a director of L Capital Management. Prior to L Capital, Mr. Franchet was from June 2000 until June 2001 the Senior Vice President, leading investments for Europatweb, an Internet investment group formed by Bernard Arnault. Prior to Europatweb, Mr. Franchet was from January 1998 until June 2000 the Head of Private Equity Investments for the Lazard Group's two public investment holding companies, Azeo and Eurafrance (now Eurazeo). While at the Lazard Group, Mr. Franchet and his team invested approximately FF 500 million in over 15 transactions across a variety of sectors in countries including France, the UK, the US and Japan. Earlier in his career, Mr. Franchet was a consultant with McKinsey & Co. and a financial derivatives market trader with Credit Lyonnais. Mr. Franchet holds an MSEE from ENST in Paris and an MBA from Harvard Business School.

                                LEGAL PROCEEDINGS

      There is no pending litigation by or against the Company.

      To the Company's knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Except with respect to the Letter of Intent and proposed Share Exchange Agreement and as described in the following paragraphs, none of the Company's directors or officers, nor any of the incoming directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company's outstanding shares, nor any of the Company's promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since January 1, 2004 or in any presently proposed transaction which, in either case, has affected, or will materially affect the Company. None of the Company's directors or officers, nor any incoming director is indebted to the Company.

      On June 1, 1999 the Company entered into a consulting agreement with Alan Gelband, its Chief Executive Officer. Pursuant to the agreement, Mr. Gelband provides the Company with general management services for a fee of $10,000 per month. This agreement terminated on February 28, 2003. In July 2004, Mr. Gelband converted the $415,000 consulting fee due him into 4,150,000 shares of the Company's Common Stock.

      The Company owed The Alan Gelband Company Defined Contribution Pension Plan & Trust an amount of $250,266. This consisted of a $220,000 loan made to the Company on February 14, 2003 and accrued interest through July 2004 of $30,266. In July 2004 the Company converted this debt into 2,502,660 shares of Common Stock.

      During 2004 Alan Gelband individually made three separate loans to the Company. These loans, together with interest accrued thereon, were in the aggregate amount of $5,870 as of July 2004. Alan Gelband converted this debt into 58,700 shares of the Company's Common Stock in July 2004.

      Also in July 2004 Alan Gelband Company Defined Contribution Pension Plan and Trust and Mark Bieler each purchased for $50,000 1,000 shares of the Company's Series A Preferred Stock. Each share of the Series A Preferred Stock is convertible into 1,000 shares of Common Stock.

      The Company's office is provided free of charge by Alan Gelband Co., Inc., an investment banking firm controlled by Mr. Gelband.

                   BOARD OF DIRECTORS' MEETINGS AND COMMITTEES

      The Company presently does not have an audit committee, compensation committee or nominating committee. The Company does not have an audit committee charter or a charter governing the nominating process as the management of the Company believes that until this point it has been premature at the early stage of the Company's management and business development to form an audit, compensation or nominating committee. However, the new management of the Company plans to form an audit, compensation and nominating committee in the near future. Until these committees are established, these decisions will continue to be made by the Board of Directors. Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board considers the candidate's character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

      During 2004, the Company's Board of Directors met three times.

      The Company's Board of Directors does not currently provide a process for securityholders to send communications to the Board of Directors as the Company management believes that until this point it has been premature given the limited liquidity of the common stock of the Company to develop such processes. However, the new management of the Company intends to establish a process for securityholder communications in the near future.

                             EXECUTIVE COMPENSATION

      The following table shows all the compensation paid by the Company, as well as certain other compensation paid or accrued, during the fiscal years ended December 31, 2004, 2003 and 2002 to the Chairman and Company's Chief Executive Officer. No restricted stock awards, long-term incentive plan payouts or other types of compensation, other than compensation identified in the chart below, were paid to this executive officer during these fiscal years.

                           Summary Compensation Table

                                          Annual Compensation                               Long-Term Compensation
                                          -------------------                               ----------------------
                                                                                 Awards                          Payouts
                                                                                 ------                          -------
                                                                                         Securities
Name and Principal                                   Other Annual      Restricted        Underlying                     All Other
Position           Year (1)  Salary ($)  Bonus (2)   Compensation ($) Stock Awards ($)  Options/SARs   LTIP Payouts   Compensation
--------           --------  ----------  ---------   ---------------- ----------------  ------------   ------------   ------------
Alan Gelband        2004            0         --              --              --             --            --               --
                    2003       20,000         --              --              --             --            --               --
                    2002      120,000         --              --              --             --            --               --

Compensation of Directors

      All directors are reimbursed for out-of-pocket expenses in connection with attendance at meetings of the Board of Directors.

Bonuses and Deferred Compensation

      The Company does not have any bonus, deferred compensation or retirement plan. The Company does not have a compensation committee; all decisions regarding compensation are determined by the Company's Board of Directors.

Stock Option and Stock Appreciation Rights

      The Company does not currently have a Stock Option Plan or Stock Appreciation Rights Plan. No stock options or stock appreciation rights were awarded during the fiscal year ended December 31, 2004.

Employment   Contracts,   Termination   of  Employment  and  Change  of  Control
Arrangements

      On June 1, 1999 the Company entered into a consulting agreement with Alan Gelband. Pursuant to this Agreement, Mr. Gelband was retained as an independent contractor to provide executive management consulting services to the Company. He was responsible under the agreement for the Company's day-to-day operations, arranging new financing from institutional and corporate investors and implementing a full sales staff to sell the Company's products and services. In consideration for these services the Company was obligated to pay Mr. Gelband $10,000 per calendar month. This agreement terminated by its terms on February 28, 2003. Since the termination of his Consulting Agreement, Mr. Gelband continued to operate as CEO without any salary or consulting fees. To date, the Company has not paid Mr. Gelband any of the cash compensation owed to him under the foregoing arrangement, which amounted to $415,000 as of February 28, 2003 due to the Company's lack of capital. In July 2004, Mr. Gelband converted all fees owed to him into 4,150,000 shares of the Company Common Stock.

      Except as set forth below, there are no compensatory plans or arrangements, including payments to be received from us, with respect to any person named in cash compensation set out above which would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person's employment with the Company or the Company's subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a change of control.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      Section 16(a) of the Exchange Act, as amended, requires the Company's directors and executive officers, and persons who own more than 10% of the Company's equity securities which are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% securityholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file. The Company's securities were not registered pursuant to Section 12 of the Exchange Act during the 2004 fiscal year and as a result no such filings were required to be made during the 2004 fiscal year.